UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             REQUEST FOR WITHDRAWAL

-LETTERHEAD-
Lexon, Inc.
9202 South Toledo Avenue
Tulsa, OK  74137


January 22, 2003


Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC  20549

Re:      Lexon, Inc.
         Registration Statement on Form SB-2 filed August 15, 2001 SEC File Number: 333-67574

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, Lexon, Inc. (the "Company") hereby respectfully requests the withdrawal of its above-referenced Registration Statement on Form SB-2, together with all exhibits thereto, filed with the SEC on August 15, 2001 (the "Registration Statement"), effective immediately.

     Please direct any questions with respect to this letter to Ronald Kaufman of Kaufman & Associates, PLLC at (918) 584-4463.

Sincerely,

/s/ GIFFORD MABIE

Gifford Mabie
President